January 22, 2008	Darren K. DeStefano
T: (703) 456-8034
VIA EDGAR AND ELECTRONIC DELIVERY	ddestefano@cooley.com

Christian T. Sandoe, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:
Gladstone Capital Corporation
Registration Statement on Form N-2
(File No. 333-143027)

Dear Mr. Sandoe:

        On behalf of Gladstone Capital Corporation ("Gladstone" or the "Fund"), we are transmitting for filing one copy of Post-effective Amendment No. 6 (the "Amendment"), marked to show changes from Post-Effective Amendment No. 5 to the Registration Statement on Form N-2, Registration No. 333-143027 (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on December 11, 2007. The Amendment is being filed in response to oral comments received from the staff of the Division of Investment Management (the "Staff") by telephone on January 17, 2008 (the "Comments").

Investment Valuation—General Valuation Policy (Page 27)

        1.     Please revise the disclosure in this section to reflect how the Fund determines whether it is more appropriate for the alternative method of valuation prescribed by the Investment Company Act of 1940—fair value as determined in good faith by the Board of Directors—to be implemented.

        In response to the Staff's comment, we have revised the disclosure related to the Fund's investment valuation policies on pages 12, 27-31 and 55-56 of the Amendment to accurately reflect the Fund's policies. We have revised the disclosure in the Amendment to clarify that it is the potential for a lack of readily available market quotations often associated with non-NRSRO rated status, rather than non-NRSRO rated status itself, which causes the Board to give further consideration to whether a fair value determination should be made for these securities. The Fund submits non-NRSRO rated securities to Standard and Poor's Securities Evaluations, Inc. ("SPSE") as part of the Board's further consideration of whether market quotations are readily available, valid and reliable and, if there are discrepancies between the indicative bid price offered by the syndication agent's desk and the opinion of value from SPSE, the Fund determines whether it is more appropriate for the alternative method of valuation prescribed by the

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January 22, 2008
Page Two

Investment Company Act of 1940—fair value as determined in good faith by the Board of Directors—to be implemented. The disclosure has been revised to more clearly reflect the Fund's policies, which have not changed and remain consistent with the Staff's guidance.

Management—Board of Directors (Page 67)

        2.     Footnote 1 of the Board of Directors table references the definition of an "interested person" under Section 2(a)(19) of the 1940 Act. Please disclose in this footnote the basis for the interested person status.

        In response to the Staff's comment, we have revised the disclosure on page 68 of the Amendment to disclose the basis for interested person status. Each of the directors identified as an interested person has been determined to be such due to his position as an officer of the Fund.

Certain Transactions—Advisory and Administration Agreements and Certain Transactions—Loan Servicing Agreement (Page 76)

        3.     Item 20 of Form N-2 requires disclosure of the total dollars paid for management-related service contracts. The disclosure you provide includes disclosure for the last fiscal year. Please provide such disclosure for the last three years.

        In response to the Staff's comment, we have revised the disclosure on page 77 of the Amendment to include the requested information for the last three fiscal years.

*        *        *        *        *

The Fund and its management acknowledge that:

  •
  they are responsible for the adequacy and accuracy of the disclosure in the Fund's filings with the Commission;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

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January 22, 2008
Page Three

        Please direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Christina Novak, Esq., of this office, at (703) 456-8562.

Very truly yours,
/s/ Darren K. DeStefano Darren K. DeStefano, Esq.
cc:
David Gladstone, Gladstone Management Corporation
Allyson Williams, Esq., Gladstone Administration, LLC
Thomas R. Salley, Esq.
Christina L. Novak, Esq.

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